     As filed with the Securities and Exchange Commission on August 5, 1999
                                                     Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                    Form S-3

                                ----------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                                Ziff-Davis Inc.
             (Exact name of Registrant as specified in its charter)

                Delaware                               13-3987754
      (State or other jurisdiction                  (I.R.S. Employer
   of incorporation or organization)               Identification No.)

                 28 East 28th Street, New York, New York 10016
                                 (212) 503-3500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ----------------

                               Timothy C. O'Brien
                                Ziff-Davis Inc.
                 28 East 28th Street, New York, New York 10016
                                 (212) 503-3500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                with a copy to:
                           Edwin D. Williamson, Esq.
                              Sullivan & Cromwell
                         1701 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20006

                                ----------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            Proposed
                                            Maximum        Proposed
                                           Aggregate       Maximum      Amount of
   Title of Shares To      Amount To Be      Price        Aggregate    Registration
     Be Registered          Registered    Per Unit (1)  Offering Price     Fee
--------------------------------------------------------------------------------
ZDNet Common Stock, par
 value $0.01 per share..    1,180,173       $18.0625    $21,316,874.81  $5,926.09

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Calculated pursuant to Rule 457(c), using the average of the high and low prices of ZDNet Common Stock as reported in the consolidated reporting system on August 3, 1999.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in the Prospectus is not complete and may be changed. The + +selling shareholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This Prospectus is not an offer to sell these securities and the selling + +shareholders are not soliciting an offer to buy these securities in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED AUGUST 5, 1999

PROSPECTUS                                       [LOGO]

                                Ziff-Davis Inc.

                     1,180,173 shares of ZDNet Common Stock

                                 ------------

  THE SECURITIES OFFERED BY THIS PROSPECTUS MAY NOT BE SUITABLE INVESTMENTS FOR ALL INVESTORS. IT IS IMPORTANT THAT YOU READ "RISK FACTORS" BEGINNING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SECURITIES.

  The selling shareholders identified on page 21 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 22. We will not receive any portion of the proceeds from the sale of these shares.

  Ziff-Davis's ZDNet Common Stock is listed on the New York Stock Exchange under the symbol "ZDZ." On August 3, 1999, the closing price of the ZDNet Common Stock on the New York Stock Exchange was $17 9/16 per share.

                                 ------------


  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is August 5, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   3
Risk Factors...............................................................   3
Use of Proceeds............................................................  21
Selling Shareholders.......................................................  21
Plan of Distribution.......................................................  22
Validity of Shares.........................................................  22
Experts....................................................................  22
Where You Can Find More Information........................................  23
Incorporation of Information Ziff-Davis Files with the SEC.................  24

                                  THE COMPANY

   Ziff-Davis is a leading integrated media and marketing company focused on computing and Internet-related technology, with principal platforms in print publishing, trade shows and conferences, online content, television, market research and education. Ziff-Davis provides global technology companies with marketing strategies for reaching key decision-makers. Ziff-Davis has two series of common stock, one which is intended to track the performance of its internet business ZDNet, and one which is intended to track the performance of the ZD Group ("ZD"), which includes print publishing, trade shows and conferences, education, market research and television businesses and an 83% retained interest in ZDNet.

   Our principal executive offices are located at 28 East 28th Street, New York, New York 10016. Our telephone number is (212) 503-3500.

                                  RISK FACTORS


 You should carefully consider the risk factors described below, as well as the other information included in this prospectus, before buying shares of ZDNet stock.


                      Risk Factors Relating to ZDNet Stock

Ziff-Davis To Explore Strategic Alternatives

   On July 14, 1999, Ziff-Davis announced that it had retained Morgan Stanley Dean Witter ("Morgan Stanley") to explore strategic alternatives to maximize shareholder value. The Ziff-Davis board of directors has embraced no particular strategic alternative, and will investigate all possible alternatives, including strategic alliances, mergers and the sale or joint venture of all or some of the company's businesses. No assurance can be given that any transaction will result from the exploration process that Morgan Stanley has been retained to manage or that any such transaction will have the intended effect of maximizing shareholder value. Additionally, the exploration process and the completion of any selected strategies may divert management's attention and resources.

There Are Many Factors Which May Inhibit Or Prevent Acquisition Bids For ZDNet Or ZD

   SOFTBANK Corp. indirectly currently owns approximately 62% of Ziff-Davis's outstanding common stock. As long as SOFTBANK Corp. continues to own a majority of the voting power of our common stock, no person interested in acquiring Ziff-Davis or ZDNet will be able to do so without obtaining the consent of SOFTBANK Corp.

   If ZD and ZDNet were separate companies, any person interested in acquiring either ZD or ZDNet without negotiating with management could seek control of that entity by obtaining control of its outstanding voting stock by means of a tender offer or proxy contest. Although we intend ZD stock and ZDNet stock to reflect the separate performance of ZD and ZDNet, a person interested in acquiring only ZD or ZDNet without negotiation with Ziff-Davis's management could obtain control of ZD or ZDNet only by obtaining control of the outstanding voting stock of Ziff-Davis.

   The existence of two series of common stock could present complexities and could in certain circumstances pose obstacles, financial or otherwise, to an acquiring person. The existence of two series of common stock could, under certain circumstances, prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Ziff-Davis by delaying or preventing such a change in control.

Stockholders Will Not Vote On How To Allocate Consideration Received In Connection With A Merger Among Holders Of ZD Stock And Holders Of ZDNet Stock

   Our charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving Ziff-Davis is to be allocated between holders of ZD stock and holders of ZDNet stock. Neither holders of ZD stock nor holders of ZDNet stock will have a separate class vote in any merger or consolidation so long as we divide the type and amount of consideration between holders of ZD stock and holders of ZDNet stock in a manner we determine, in our sole discretion, to be fair. In any such merger or consolidation, the different ways we may divide the consideration might have materially different results. As a result, the consideration to be received by holders of ZDNet stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.

Holders Of ZDNet Stock Are Common Stockholders of Ziff-Davis And Are Subject To Risks Associated With An Investment In Ziff-Davis As A Whole

   We cannot assure you that the market value of ZDNet stock will in fact reflect the performance of ZDNet as we intend.

   Even though we have allocated all of our consolidated assets, liabilities, revenue, expenses and cash flow between ZDNet and ZD in order to prepare their respective financial statements, that allocation has not changed the legal title to any assets or responsibility for any liabilities and has not affected the rights of any of our creditors. Further, holders of ZDNet stock do not have any legal rights related to specific assets of ZDNet and, in any liquidation, will receive a share of the net assets of Ziff-Davis based on the relative trading prices of ZDNet stock and ZD stock rather than on any assessment of the actual value of ZDNet or ZD. Holders of ZDNet stock are common stockholders of Ziff-Davis and, as such, are subject to all risks associated with an investment in Ziff-Davis and all of our businesses, assets and liabilities. For example, if the cash flow of ZD is insufficient to satisfy inter-group loans or other debt owed by ZD, ZDNet would be adversely affected. For more information on the negative effects our debt obligations could have on holders of Ziff-Davis common stock, including holders of ZDNet stock, see "--Other Ziff-Davis Risks-- Ziff-Davis Has Significant Debt Obligations And May Be Unable To Obtain Additional Financing Or Be Required To Divert Funds To Pay Down Principal And Interest On Its Debt."

If Ziff-Davis Runs Into Financial Difficulty, The Value Of ZDNet Stock May Suffer For Reasons Having Nothing To Do With The Prospects For ZDNet

   Financial results of ZD affect Ziff-Davis's consolidated results of operations, financial position and borrowing costs. This could affect the results of operations, financial position or borrowing costs of ZDNet or the market price of ZDNet stock. In addition, net losses of ZD, and any dividends or distributions on, or repurchases of, ZD stock, reduce the assets of Ziff-Davis legally available for dividends on ZDNet stock. Accordingly, you should read financial information for ZDNet together with financial information for ZD and financial information for Ziff-Davis.

Two Series Of Common Stock May Create Potential Conflicts Of Interest And The Board Of Directors May Make Decisions That Adversely Affect Holders Of ZDNet Stock

   Having two series of common stock may give rise to occasions when the interests of holders of one series might diverge or appear to diverge from the interests of holders of the other series. Examples include:

  . our decisions as to whether to allocate the proceeds of issuances, or the costs of repurchases, of ZDNet stock to ZD in respect of its retained interest in ZDNet or to the equity of ZDNet,

  . our decisions as to how to allocate consideration received in connection with a merger involving Ziff-Davis between holders of ZD stock and ZDNet stock,

  . our decisions as to whether and when to exchange one series of common stock for the other series of common stock,

  . our decisions as to whether and when to approve dispositions of assets of either ZD or ZDNet,

  . our decisions as to whether to pay dividends on ZD stock and ZDNet stock and

  . our decisions as to whether and how to make transfers of funds between ZD and ZDNet and, more generally, our decisions as to other operational and financial matters that could be considered detrimental to ZDNet.

   If directors own disproportionate interests, in percentage or value terms, in ZD stock and ZDNet stock, that disparity could create or appear to create potential conflicts of interest when they are faced with decisions that could have different implications for the different series.

Principles Of Delaware Law May Protect Decisions Of The Board Of Directors That Have A Disparate Impact Upon Holders Of ZD Stock And ZDNet Stock

   Principles of Delaware law established in cases involving differing treatment of two classes of common stock provide that a board of directors owes an equal duty to all common stockholders regardless of class or series and does not have separate or additional duties to either group of stockholders. We are not aware of any legislative or judicial precedent involving the fiduciary duties of directors of a Delaware corporation with two classes of common stock with separate rights related to specified operations of the corporation. However, under the principles of Delaware law referred to above and the related principle known as the "business judgement rule", you may not be able to challenge decisions that have a disparate impact upon holders of ZD stock and ZDNet stock if the board of directors:

  .is disinterested and adequately informed with respect to such decisions and

  .acts in good faith and in the belief that it is acting in the best interests of Ziff-Davis's stockholders.

The Board Of Directors Has Sole Discretion To Allocate Proceeds Upon Issuances Or Costs Of Repurchases Of ZDNet Stock To ZDNet Or ZD

   Proceeds from the issuance of ZDNet stock may not necessarily be allocated to the equity of ZDNet. The board of directors will determine in its sole discretion whether to allocate the proceeds of issuances or the costs of repurchases of ZDNet stock to ZD in respect of its retained interest in ZDNet or to the equity of ZDNet. For a more complete description of how the board of directors will allocate cash between ZD and ZDNet, see "Certain Cash Management and Allocation Policies" in the IPO Prospectus, which is incorporated by reference.

We Have The Option To Exchange One Series Of Common Stock For The Other Series And This May Be Disadvantageous To Holders Of ZDNet Stock

   As described in the summary under the caption "What is Tracking Stock?" in the IPO Prospectus, which is incorporated by reference, we have the right to issue shares of one series of common stock in exchange for outstanding shares of the other series of common stock. Because certain exchanges would be at a premium, and since we could determine to effect an exchange at a time when either or both of ZD stock and ZDNet stock may be considered to be overvalued or undervalued, any such exchange may be disadvantageous to holders of ZDNet stock. In addition, any such exchange would preclude holders of the exchanged series of common stock from retaining their investment in a security that is intended to reflect separately the performance of the related group.

We May Dispose Of Assets Of Either ZD Or ZDNet Without Your Approval

   Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of Ziff-Davis. As long as the assets attributed to ZD or ZDNet represent less than substantially all of

Ziff-Davis's assets, we may approve sales and other dispositions of any amount of the assets of either ZD or ZDNet without any stockholder approval. If we dispose of all or substantially all of the assets of either ZD or ZDNet we would be required, if the disposition is not an exempt disposition under the terms of our charter, to choose one of the following three alternatives:

  .declare and pay a dividend,

  .redeem shares of the relevant series of stock or

  .exchange shares of one series for outstanding shares of the other series at a 10% premium.

   Consequently, holders of either series of common stock may receive less value for their shares than the value that a third-party buyer might pay for all or substantially all of the assets of such group. In addition, if we elect to complete an exchange in connection with the disposition, we could do so as one of the three alternatives required in connection with the disposition or as an optional exchange that may in some cases be at no premium, and any such exchange could be completed at a time when ZDNet stock or ZD stock may be considered to be overvalued or undervalued.

   The board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of ZDNet stock. The decision, however, will be subject to the board of directors' general fiduciary duties as described above.

Certain Factors May Inhibit A Change Of Control

   There are approximately 93 million shares of common stock available for future issuance without further stockholder approval. One of the effects of the existence of authorized and unissued common stock and preferred stock could be to enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of Ziff-Davis by means of a merger, tender offer, proxy content or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Ziff-Davis.

   In addition, certain provisions of our charter and by-laws, and certain provisions of Delaware law, may inhibit changes of control not approved by the board of directors.

We Do Not Expect To Pay Dividends For The Foreseeable Future

   Our various debt instruments currently prohibit the payment of dividends, and in any event, we do not expect to pay any dividends for the foreseeable future.

We May Not Pay Dividends Equally On ZD Stock And ZDNet Stock

   We have the right to pay dividends on ZD stock or ZDNet stock, or both, in equal or unequal amounts, notwithstanding:

  .the performance of either ZD or ZDNet,

  .the amount of assets available for dividends on either series,

  .the amount of prior dividends declared on either series or

  .any other factor.

In addition, net losses of ZD, and any dividends or distributions on, or repurchases of, ZD stock, will reduce the assets of Ziff-Davis legally available for dividends on ZDNet stock.

The Board of Directors May Make Operational And Financial Decisions Affecting ZD And ZDNet Differently

   The board of directors, in its sole discretion, may make operational and financial decisions and implement policies that affect the businesses of ZD and ZDNet differently. Examples include:

  .transfers of funds between ZD and ZDNet,

  .the manner of accounting for transfers of funds between ZD and ZDNet,

  .allocation of funds for capital expenditures,

  .other transactions between ZD and ZDNet,

  .the allocation of financing opportunities in public markets and

  .the allocation of business opportunities, resources and personnel.

   Decisions of the board of directors may favor either ZD or ZDNet at the expense of the other. For example, the decision to provide funds for ZD may adversely affect the ability of ZDNet to obtain funds sufficient to implement its growth strategies.

The Board Of Directors Has Sole Discretion To Change Certain Cash Management And Allocation Policies And May Change These Policies In A Manner That Is Disadvantageous To Holders Of ZDNet Stock Or ZD Stock

   The board of directors has adopted certain policies relating to cash management and allocations between ZD and ZDNet. Although it has no present intention to do so, the board of directors may, in its sole discretion, modify, rescind or add to any of these policies in a manner that is disadvantageous to holders of ZD stock or ZDNet stock. The board of directors' discretion to change these policies makes an investment in ZDNet stock riskier than an investment in ordinary common stock. For a more comprehensive description of these policies, see "Certain Cash Management and Allocation Policies" in the IPO Prospectus, which is incorporated by reference.

Under Its Current Policies The Board of Directors Has Sole Discretion Concerning Various Cash Management Matters

   The discretion of the board of directors in the area of cash management makes an investment in ZDNet stock riskier than an investment in ordinary common stock.

   The board of directors may determine, in its sole discretion, whether to transfer any cash to or from ZDNet. Morever, the board of directors has sole discretion to determine

  . whether a transfer of cash from ZDNet to ZD will be treated as a revolving credit advance, a long-term loan or a return of capital and

  . whether a transfer of cash from ZD to ZDNet will be treated as a revolving credit advance, a long-term loan or a contribution to capital.

   The determination of the board of directors as to how to account for a cash transfer will affect the amount of interest expense and interest income, stockholders' equity and number of notional shares of ZDNet stock outstanding as reflected in the financial statements of ZD and ZDNet.

   If ZD is unable to repay advances or loans owed to ZDNet, ZDNet would be adversely affected. Also, if ZDNet extends an advance or loan to ZD at an interest rate below ZDNet's cost of funds or opportunity cost, ZDNet's results would be adversely affected to the extent of the difference.

   Any cash transfers we determine to account for as capital contributions or returns of capital will increase or decrease ZD's retained interest in ZDNet. Although we would calculate any change in the retained interest by reference to the then current market value of ZDNet stock, the change could come at a time when ZDNet stock is considered to be overvalued or undervalued. Also, any increase in ZD's retained interest in ZDNet will reduce the percentage of ZDNet intended to be represented by outstanding ZDNet stock.

The Board Of Directors Has Broad Discretion About A Variety Of Allocation Matters And May Make Such Allocations In A Manner That Is Disadvantageous To Holders of ZDNet Stock Or ZD Stock

   The board of directors may determine, in its sole discretion, how to allocate issuances of Ziff-Davis debt or preferred stock between ZD and ZDNet. Morever, the board of directors has broad discretion as to how to allocate Ziff-Davis's consolidated assets, liabilities, revenue, expenses and cash flow between ZD and ZDNet. The discretion of the board of directors in these areas makes an investment in ZDNet stock riskier than an investment in ordinary common stock.

Holders Of ZDNet Stock Vote Together With Holders Of ZD Stock And Have Limited Separate Voting Rights

   Holders of ZD stock and ZDNet stock vote together as a single class, except in certain limited circumstances provided under the Delaware general corporation law. When holders of ZD stock and ZDNet stock vote together as a single class, holders of the series of common stock having a majority of the votes are in a position to control the outcome of the vote even if the matter involves a conflict of interest between holders of ZD stock and holders of ZDNet stock.

The Voting Power Of ZDNet Stock Fluctuates Based On Its Market Value

   Each share of ZD stock has one vote and each share of ZDNet stock has a variable number of votes based on the market value of a share of ZDNet stock as compared to the market value of a share of ZD stock over a specified 20-trading day period prior to the date of the vote. Accordingly, the relative voting power of ZD stock and ZDNet stock fluctuates from time to time based on the respective market values of ZD stock and ZDNet stock and the number of shares outstanding of each of ZD stock and ZDNet stock.

The Market Price For The ZDNet Stock Has Been Volatile And May Decline

   From the initial public offering of the ZDNet stock on March 30, 1999 at $19 per share through August 3, 1999, reported prices for the ZDNet stock on the New York Stock Exchange have ranged from a low of 16 5/8 to a high of 55 1/2. On August 3, 1999, the reported last sale price of the ZDNet stock on the New York Stock Exchange was 17 9/16.

   Certain terms of ZD stock and ZDNet stock may adversely affect the trading price of ZDNet stock. These terms include:

  . the right of the board of directors to exchange shares of one series of common stock for shares of the other series,

  . the discretion of the board of directors in making determinations relating to a variety of cash management and allocation matters and

  . the variable voting power of ZDNet stock as compared to ZD stock.

   Such terms may limit the market price of ZDNet stock.

   In general, the stock market has experienced extreme price and volume fluctuations. The market prices of securities of Internet-related companies, in particular, have been especially volatile. In the past, companies that have experienced such volatility have sometimes been the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of management's attention and resources.

The Market Price Of ZDNet Stock May Not Reflect The Performance Of ZDNet As We Intend And Holders of ZDNet Stock Are Subject To All Risks Associated With An Investment in Ziff-Davis As A Whole

   We cannot assure you that the market price of ZDNet stock will, in fact, reflect the performance of ZDNet as we intend. Holders of ZDNet stock are common stockholders of Ziff-Davis and, as such, are subject to all risks associated with an investment in Ziff-Davis and all of its businesses, assets and liabilities.

The Value Of ZDNet Stock May Decline Due To Future Issuances Of ZDNet Stock

   Our charter allows the board of directors, in its sole discretion, to issue authorized but unissued shares of common stock. This could dilute the value of shares of ZDNet stock. The board of directors may issue ZD stock or ZDNet stock to, among other things:

  . raise capital,

  . provide compensation or benefits to employees,

  . pay stock dividends or

  . acquire companies or businesses.

   Under the Delaware general corporation law, the board of directors would not need your approval for these issuances. We do not intend to seek your approval for any such issuances unless:

  . stock exchange regulations or other applicable law require approval or

  . the board of directors deems it advisable.

                         Risk Factors Relating To ZDNet

Ziff-Davis To Explore Strategic Alternatives

   On July 14, 1999, Ziff-Davis announced that it retained Morgan Stanley to explore strategic alternatives to maximize shareholder value. The Ziff-Davis board of directors has embraced no particular strategic alternative, and will investigate all possible alternatives, including strategic alliances, mergers and the sale or joint venture of all or some of the company's businesses. No assurance can be given that any transaction will result from the exploration process that Morgan Stanley has been retained to manage or that any such transaction will have the intended effect of maximizing shareholder value. Additionally, the exploration process and the completion of any selected strategies may divert management's attention and resources.

ZDNet Has An Extremely Limited Operating History And A History Of Net Losses And There Is No Assurance ZDNet Will Report Net Income In The Future

   ZDNet has an extremely limited operating history and an investor must consider the risks, expenses and difficulties frequently encountered by such companies, particularly in the new and rapidly evolving market for Internet products, content and services. We cannot assure you that ZDNet will be successful in addressing such risks. Although ZDNet has experienced revenue growth in recent periods, we cannot assure you that ZDNet's revenue will continue to grow or continue at its current level.

   ZDNet has incurred significant net losses in the past, $21.2 million in 1997 and $7.9 million in 1998. While net income for ZDNet for the first six months of 1999 was $630,000, we cannot assure you that ZDNet will report net income in the future.

We Cannot Accurately Predict ZDNet's Future Revenue

   As a result of the evolving nature of the Internet and ZDNet's limited operating history, we cannot accurately forecast its revenue. Current and future expense levels are based principally on estimated future revenue and are to a large extent fixed. Accordingly, ZDNet may be unable to adjust spending to compensate for any unexpected revenue shortfall. If ZDNet's actual revenue is less than its estimated revenue, this could have an immediate material adverse effect on ZDNet's profits and liquidity.

ZDNets' Quarterly Operating Results May Fluctuate Significantly And Are Not Reliable Indicators Of Its Future Performance

   ZDNet's quarterly operating results may fluctuate significantly because of a variety of factors, many of which are outside our control, including:

  . overall usage levels of the Internet and of ZDNet's sites in particular,

  . demand for Internet advertising and the loss of advertisers,

  . seasonal trends in Internet use and advertising,

  . the amount and timing of ZDNet's capital expenditures,

  . costs relating to the expansion of ZDNet's operations and the introduction of new sites and services,

  . price competition or pricing changes in Internet advertising and

  . costs relating to technical difficulties or system downtime.

   We believe Internet advertising typically slows in the first quarter of the year. Historically, ZDNet has experienced lower advertising and lower revenue in the first quarter of each year as compared to the fourth of the prior year. Seasonality and cyclicality in the level of Internet advertising expenditures generally could become more pronounced in the future as the Internet becomes more accepted as an advertising vehicle. If a large number of advertisers do not advertise in a given quarter or if advertising revenue is deferred, ZDNet's revenue in that quarter could be substantially reduced. This would have a material adverse affect on ZDNet's operating results. Quarterly comparisons of ZDNet's results of operations are not reliable and you should not rely on them as an indication of its future performance.

ZDNet's Future Revenue Is Dependent On The Growth Of Internet Use And The Acceptance Of The Internet As An Advertising And Commerce Medium

   ZDNet's future revenue will depend largely on the widespread acceptance and use of the Internet as an information source and as an advertising and commerce vehicle. Rapid growth in Internet use is a recent trend and market acceptance of the Internet as an advertising and commercial medium is highly uncertain.

   The Internet may not be accepted as a viable advertising and commerce medium for distribution of information and engaging in commerce for a number of reasons, including:

  . inadequate development of the network infrastructure,

  . inadequate development of enabling technologies,

  . insufficient commercial support for Internet advertising,

  . concerns about privacy and security among users and

  . lack of widely accepted standards for measuring the effectiveness of advertising on the Internet.

ZDNet Depends On Advertising As A Principal Source Of Its Revenue

   ZDNet derived 86% of its revenue in 1998 from the sale of advertising on its Internet site and we expect that advertising revenue will continue to be the principal source of its revenue in the foreseeable future. Most of ZDNet's advertising contracts are either short-term contracts and/or can be terminated by the advertiser at any time with little notice. We cannot assure you that ZDNet will be able to retain current advertisers or obtain new advertising contracts.

   ZDNet's ability to generate advertising revenue will depend on several factors, including:

  . the continued development of the Internet as an advertising medium,

  . the pricing of advertising on other Internet sites,

  . the amount of traffic on ZDNet's network of sites,

  . pricing pressure, delays and new product launches,

  . ZDNet's ability to achieve, demonstrate and maintain attractive user demographics and

  . ZDNet's ability to develop and retain a skilled advertising sales force.

ZDNet Is Increasingly Dependent On, And Receives A Significant Percentage Of Its Revenue From, A Limited Number Of Advertisers

   A relatively small number of advertisers contribute a significant percentage of ZDNet's consolidated revenue. In 1998, ZDNet's top 20 advertising customers accounted for approximately 46.5% of its net advertising revenue. These advertising clients, and its other advertising clients, may not continue to use ZDNet's services to the same extent, or at all, in the future. A significant reduction in advertising by one or more of ZDNet's largest advertisers would have a material adverse effect on ZDNet's profits and liquidity.

ZDNet Depends On Arrangements With Third Parties For Internet Traffic To Its Sites And ZDNet's Failure to Maintain These Arrangements With Third Parties Could Adversely Affect Its Business

   ZDNet's ability to advertise on and maintain links from other Internet sites is an important element to its success. Traffic originating from links existing on other Internet sites, particularly search engines, directories and other navigational tools managed by Internet service provider and Web browser companies, is an important segment of the overall traffic on ZDNet's Internet sites. ZDNet has special linking arrangements to generate additional traffic with Yahoo!, Excite and MSNBC which are either short-term contracts and/or can be terminated with little notice. There is intense competition for these types of linking arrangements. We cannot assure you that these arrangements will be maintained or that advertising or links will continue to be available on reasonable commercial terms or at all.

ZDNet Depends On Licensed Technology From Third Parties And ZDNet's Failure To Maintain These Arrangements With Third Parties Could Adversely Affect Its Business

   ZDNet relies on certain technology licensed from third parties such as Vignette's Storyserver, Thunderstone's Texis Search Engine and Netscape's Web Server Software for use in operating and managing its Internet sites and providing related services to users and advertisers. ZDNet's ability to generate revenue from Internet commerce may also depend on data encryption and authentication technologies that it may be required to license from third parties. We cannot assure you that such technology licenses will be available at all, that they will be available on reasonable commercial terms or that they will operate as intended.

ZDNet's Competitive Position Depends On Its Ability To Attract And Retain Key Personnel

   ZDNet's failure to attract and retain qualified personnel could diminish its competitive position. ZDNet's performance is substantially dependent on the continued services and performance of its senior executive officers and other key personnel. ZDNet does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. ZDNet's future success also depends on its ability to identify, attract, retain and motivate highly skilled editorial, technical, managerial, sales, marketing and customer service personnel. Competition for such persons is intense. We cannot assure you that ZDNet will be able to attract or retain such personnel.

ZDNet May Not Be Able To Adequately Respond To Technological Change

   The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. ZDNet is required to continually improve the performance, feature and reliability of its network infrastructure and Internet sites, particularly in response to competition and changing customer demands. We cannot assure you that ZDNet will be successful in responding rapidly, cost-effectively or adequately to such developments.

ZDNet's Competition Is Intense And Is Expected To Increase Significantly

   We cannot assure you that ZDNet will be able to maintain its competitive position. Competition among Internet content providers is intense and is expected to increase significantly in the future. The market for Internet content sites is rapidly evolving and barriers to entry are low, enabling newcomers to launch competitive sites at relatively low cost. Moreover, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have an effect on our future revenue and profits.

   We believe ZDNet competes most directly with Web sites specializing in broad-based technology information. These include cnet, CMP Media, Internet.com and IDG. ZDNet also generally competes for users and advertisers with:

  . Internet portals and search sites that help users access information rather than create original content and are not specifically focused on technology related information, such as Excite, Infoseek, Lycos and Yahoo!,

  . general news sites, such as CNN and ABC,

  . general purpose online service providers, such as America Online and MSN, and

  . browser/software companies offering information services, such as Microsoft and Netscape.

   In addition, ZDNet competes with traditional media content businesses such as newspapers, magazines, radio and television. In order to compete successfully and attract users, advertisers and strategic partners, ZDNet must continue to provide high quality engaging content in a timely and cost-effective manner.

To Remain Competitive, ZDNet Must Constantly Expand And Develop New Content Areas And Services. This Is Inherently Risky And Expensive

   ZDNet's future success may depend in part on its ability to continue expending its Internet sites to include new subject matters and services. Costs related to developing new content areas and services are expensed as they are incurred while revenue related to these new content areas and services typically builds over time. Accordingly, ZDNet's profitability from year to year may be adversely affected by the number and timing of new launches. In addition, we cannot assure you that any new areas or services will be developed in a timely or cost-effective manner or that they will be successful.

We Cannot Assure You That ZDNet Will Continue To Develop The ZDNet Brand

   We cannot assure you that ZDNet will be able to continue to develop its brand. ZDNet believes brand identity is important to attracting and expanding its user base, Internet traffic and advertising and commerce relationships. ZDNet believes the significance of brand recognition will intensify as the number of Internet sites increases.

Any Capacity Constraints Or System Disruptions Could Have A Material Adverse Effect On ZDNet

   The performance and reliability of ZDNet's Internet sites and network infrastructure are critical to its reputation and ability to attract and retain users, advertisers, merchants and strategic partners. Any system error or failure, or a sudden and significant increase in traffic, may result in the unavailability of sites and significantly delay response times. Individual, sustained or repeated occurrences could result in a loss of potential or existing users, advertisers or strategic partners. In addition, because ZDNet's advertising revenue is directly related to the number of advertisements it delivers to users, system interruptions or delays would reduce the number of impressions delivered and thereby reduce its revenue.

   ZDNet's systems and operations are vulnerable to interruption or malfunction due to certain events beyond its control, including natural disasters, telecommunications failures and computer hacking. ZDNet also relies on Web browsers and online service providers to provide Internet access to its sites. We cannot assure you that ZDNet will be able to expand its network infrastructure, either itself or through use of third-party hosting systems or service providers, on a timely basis sufficient to meet demand. ZDNet presently has only a limited amount of redundant facilities or systems, no formal disaster recovery plan and no sufficient business interruption insurance to compensate for losses that may occur. Any interruption to its systems or operations could have a material adverse effect on ZDNet's business and its ability to retain users, advertisers and strategic partners.

ZDNet's Networks May Be Vulnerable To Security Risks

   ZDNet's networks may be vulnerable to unauthorized access, computer hacking, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in ZDNet's operations. ZDNet may be required to expend significant resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Although ZDNet intends to continue to implement industry-standard security measures, such measures may be inadequate.

Increased Government Regulation Of The Internet Could Have A Material Adverse Effect On ZDNet

   Increased government regulation, or the application of existing laws to online activities, could inhibit Internet growth, expose ZDNet and other online content providers to additional liabilities and increase the cost of doing business. This could have a material adverse effect on ZDNet's profits and liquidity. The increasing popularity and use of the Internet and other online services may lead to the adoption of new laws and regulations in the U.S. or elsewhere covering issues such as online privacy, copyright and trademark, sales taxes and fair business practices or which require qualification to do business as a foreign corporation in certain jurisdictions. For instance, the European Union's recently adopted privacy regulations may limit the collection and use of certain user information.

ZDNet Relies On Intellectual Property Rights Which May Not Be Adequately Protected Under Current Laws

   To establish and protect its trademark, service mark and other proprietary rights in its products and services, ZDNet relies on a combination of:

  .copyright, unfair competition, trademark, service mark and trade secret laws,

  .confidentiality agreements with its licensees and other third parties and

  .confidentiality agreements and policies covering its employees.

   We cannot assure you that these measures will be adequate, that ZDNet will be able to secure registrations for all of its marks in the U.S. or internationally or that third parties will not infringe upon or misappropriate its proprietary rights. Any infringement, misappropriation, or litigation relating to intellectual property rights, may divert management's attention and ZDNet's funds to litigate such claims.

   Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and evolving. In particular, new domain name registration and ownership priority procedures may be adopted which may make it more difficult for ZDNet and other Internet businesses to retain or obtain desirable domain names.

ZDNet May Incur Liability For Its Internet Content And User Data

   As a content provider, ZDNet may face potential liability for intellectual property infringement, defamation, indecency and other claims. In addition, ZDNet may incur liability for unauthorized duplication or distribution of third-party content or materials or for information collected from and about its users. We cannot assure you that third parties or users will not bring claims against ZDNet relating to proprietary rights or use of personal information. Although ZDNet seeks to obtain indemnification from strategic partners for any liability resulting from licensed content or linked sites, we cannot assure you that such indemnities will always be obtainable or adequate. ZDNet's general liability insurance may not cover or be adequate for potential claims of this type.

ZDNet May Not Be Able To Adequately Manage Its Growth

   ZDNet needs to effectively plan and manage its business to succeed in the rapidly evolving Internet industry. ZDNet continues to increase the scope of its operations and has grown its workforce substantially. As of December 31, 1997, ZDNet had a total of 252 employees and, as of June 30, 1999, ZDNet had a total of 356 employees--a growth of 41.3%. This growth has placed, and future growth may place, a significant strain on ZDNet's resources. For example, we expect that the variety of advertising products available on ZDNet sites will expand, increasing demands on ZDNet's billing and collection systems and requiring additional resources to properly determine pricing and discounting structures. ZDNet expects that it will need to continue to improve its financial and management controls and reporting systems and procedures, and will need to continue to expand, train and manage its workforce.

ZDNet's Acquisition And Investment Strategy May Not be Successful And Could Adversely Affect ZDNet's Business

   ZDNet may acquire or make investments in new or complementary businesses, products, services or technologies. We cannot assure you that ZDNet will be able to identify suitable acquisition or investment candidates. Even if ZDNet does identify suitable candidates, we cannot assure you that ZDNet will be able to make such acquisitions or investments on reasonable commercial terms or successfully assimilate personnel, operations, products, services or technologies into its operations. This could disrupt ZDNet's ongoing business, distract ZDNet's management and employees, increase ZDNet's expenses, including amortization of goodwill, and materially and adversely affect ZDNet's profits and liquidity. Furthermore, the incurrence or issuance of debt or equity securities may be attributed to ZDNet to fund any future ZDNet acquisitions.

ZDNet's Computer Systems, And Those of Others On Whom It Relies, May Not Achieve Year 2000 Readiness

   Programming codes in existing computer systems and software may not reliably recognize date-sensitive information when the calendar year changes to 2000. Systems or software that do not properly recognize such information could generate erroneous data or fail. We are in the process of identifying and testing our computer systems and software for Year 2000 readiness. In addition, we are in the process of working with third parties on whom we rely for system and database management to ensure Year 2000 readiness. We have not verified that such third parties are Year 2000 compliant. We cannot assure you that our systems or software, or third-party systems or software on which we rely, will be Year 2000 compliant. Significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. If Ziff-Davis or any subscribers, advertisers, licensors, vendors or other third parties on whom it relies experiences a Year 2000 compliance problem, this could have a material adverse effect on ZDNet's profits and liquidity.

ZDNet Intends to Expand Its International Operations And May Encounter A Number Of Problems Doing So. There Are Also A Number of Risks Associated With International Operations That Could Adversely Affect ZDNet's Business

   Expansion of International Operations. One component of ZDNet's growth strategy is to further expand into international markets. ZDNet's international operations are at an early state of development and have an extremely limited operating history. In addition, the markets in which ZDNet has undertaken international expansion have technology and online industries that are less well developed than in the U.S.

   Risks of International Operations. There are certain risks inherent in doing business in international markets, such as the following:

  .uncertainty of product acceptance by different cultures,

  .unforeseen changes in regulatory requirements,

  .difficulties in staffing and managing multinational operations,

  .state-imposed restrictions on the repatriation of funds,

  .currency fluctuations,

  .difficulties in finding appropriate foreign licensees or joint venture partners and

  .potentially adverse tax consequences.

   There is a risk that such factors will have an adverse effect on ZDNet's ability to successfully operate internationally and on its profits and liquidity.

                             Other Ziff-Davis Risks

Ziff-Davis Has Operated As A Stand-Alone Company For Less Than Two Years

   We have only operated as a stand-alone company since May 1998. Until October 1997, our publishing business and our trade show and conference businesses were managed as separate SOFTBANK Corp. subsidiaries. Our success depends in part on our continued ability to manage the combined enterprise.

Ziff-Davis's Historical Financial Information Is Not Particularly Relevant To Its Actual Results

   Our financial information included in the IPO Prospectus and incorporated herein by reference does not reflect what the actual results of operations, financial position and cash flows would have been had Ziff-Davis existed prior to the periods presented. In addition, the financial information is not necessarily indicative of our future results of operations, financial position and cash flows.

Ziff-Davis Is Controlled By Its Principal Stockholder. This Creates Potential Conflicts Of Interest

   SOFTBANK Corp. indirectly owns approximately 62% of Ziff-Davis's outstanding shares. As a result, SOFTBANK Corp. could elect all the members of the board of directors. SOFTBANK Corp. could also control those actions requiring the approval of the holders of a majority of the voting stock, including amendments to our charter and any business combinations. This concentration of ownership could prevent a change in control of Ziff-Davis that might otherwise be beneficial to stockholders.

   We have entered into certain agreements with SOFTBANK Corp. and its non-Ziff-Davis affiliates governing ongoing relationships. These agreements include certain licensing and management agreements relating to publications, events, ZDNet and ZDTV, a 24-hour cable television channel and integrated Web site focused exclusively on computers, technology and the Internet. In addition, SOFTBANK Corp. has given us an undertaking that, as long as it owns 40% of the voting power in our stock and can elect a majority of the board of directors, it will not expand its operations outside Japan involving:

  . publishing information on computing and Internet-related technology through print media, CD-ROM/DVD, Internet and television or

  . producing trade shows, conferences, exhibitions and similar events primarily related to computing and Internet-related technology that compete with us without the prior approval of our employee directors after consulting with our independent directors.

   This undertaking does not preclude investments by venture capital funds managed by SOFTBANK Corp. and its non-Ziff-Davis affiliates which invest in, among other things, computer and Internet-related companies. These funds may be able to co-invest with or compete with us with respect to new investments. In addition, SOFTBANK Corp. and its non-Ziff-Davis affiliates may also develop new funds which may compete with us for investment opportunities. We have agreed not to compete with SOFTBANK Corp. in Japan without the prior approval of SOFTBANK Corp.'s board of directors and have given SOFTBANK Corp. and its non-Ziff-Davis affiliates the continuing right to license all of our products and services in Japan. These arrangements and undertakings might be less favorable than arrangements negotiated at arm's length between unrelated parties.

Ziff-Davis Has Significant Debt Obligations And May Be Unable To Obtain Additional Financing Or Be Required To Divert Funds To Pay Down Principal And Interest On Its Debt

   At June 30, 1999:

  . Ziff-Davis's total debt was approximately $1.28 billion.

  . Ziff-Davis's total stockholders' equity was approximately $1.58 billion.

  . Ziff-Davis's total debt was 45% of total capitalization.

   Our indebtedness is substantial in relation to stockholders' equity The degree to which we are leveraged is important because:

  . It may impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

  . It may reduce the funds available to us for our operations if a substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on our indebtedness.

  . It may impair our ability to incur additional debt because of financial and other restrictive covenants, including those relating to the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets.

  . It may increase our vulnerability to adverse general economic conditions, including increases in interest rates.

   Our indebtedness requires us to use a substantial portion of our cash flow to pay down principal and interest on our outstanding debt. This reduces the funds available for capital expenditures and future business opportunities.

   Our credit facility is secured, in part, by a first priority security interest in the capital stock of certain of our subsidiaries and is guaranteed by certain of our wholly owned domestic subsidiaries, including ZD Inc. and ZD Events Inc.

   On December 11, 1998, Standard & Poors lowered its corporate credit and bank loan ratings for Ziff-Davis to BB- from BB and Ziff-Davis's subordinated debt rating to B from B+. This downgrade had no impact on the terms of our current borrowings. While the downgrade may make future borrowings more expensive, we do not believe this will have a material impact on our liquidity or our access to credit markets.

   On December 16, 1998, the lenders on our $1.35 billion credit facility agreed to amend certain provisions of that facility. The amended provisions include an increase to our allowed leverage ratios. In return, we paid a one-time fee of $3.375 million, and increased our interest rates on amounts borrowed under the facility to rates currently ranging from LIBOR plus 2.875% to LIBOR plus 3.375%, depending on the type of loan.

Ziff-Davis's Revenue Is Dependent On Demand For Advertising

   Ziff-Davis derived 52% of its total revenue in 1998 from advertising sales and we expect that advertising revenue will continue to be a principal source of our revenue in the foreseeable future. Most of Ziff-Davis's advertising contracts are either short-term contracts and/or can be terminated by the advertiser at any time with little notice. We cannot assure you that we will be able to retain current advertisers or obtain new advertising contracts.

   If a general economic downturn or a U.S. recession occurs in the future, our advertisers may reduce their advertising budgets. In addition, factors such as pricing pressures, delays and new product launches may affect technology product advertisers. We cannot assure you that technology product advertisers will maintain current levels of advertising in special interest magazines and events instead of advertising in more general interest media. Any material decline in the demand for advertising by technology product advertisers could have an adverse effect on our profits and liquidity.

Many Factors Have Contributed To A Reduced Demand For Advertising And Ziff-Davis Expects These Factors To Continue

   Margin pressure on computer equipment manufacturers, industry and product delays, lower demand in Asia and a focus on the Year 2000 transition are contributing to a reduced demand for advertising in our magazines, principally PC Magazine, PC/Computing, Computer Shopper and PC Week. We believe these factors will continue. In part as a result of these factors, earnings before interest, taxes, depreciation and amortization for the second quarter of 1999 were lower than they were for the second quarter of 1998.

   As a result of this reduced demand, we announced on October 8,1998 a company-wide restructuring in which we discontinued three publications, Internet Business, Equip and Windows Pro, and reduced our workforce by approximately 10%. In the fourth quarter of 1998, we took a pre-tax charge of $52.2 million as part of this restructuring.

Ziff-Davis Is Increasingly Dependent On, And Receives A Significant Percentage Of Its Revenue From, A Limited Number Of Advertisers

   A relatively small number of advertisers contribute a significant percentage of Ziff-Davis's advertising revenue. In 1998, Ziff-Davis's top 20 advertising customers accounted for approximately 37.1% of its advertising revenue. These advertising clients, and our other advertising clients, may not continue to use our services to the same extent, or at all, in the future. A significant reduction in advertising by one or more of Ziff-Davis's largest clients would have a material adverse effect on our profits and liquidity.

Ziff-Davis Revenue Is Dependent On Certain Publications And Trade Shows

   Certain of our publications have represented a significant portion of our historic revenue. We expect that such publications will continue to do so in the future. Three of our business publications, PC Magazine, Computer Shopper and PC Week, accounted for approximately 48% of our publishing revenue in 1998. Although we believe we have a diversified portfolio of special interest publications and are not dependent on any single publication, a significant decline in the performance of any of these publications could have a material adverse effect on our profits and liquidity.

   Certain of our trade shows and conferences have represented a significant portion of our historic revenue. We expect that such trade shows and conferences will continue to do so in the future. COMDEX/Fall accounted for 32% of our trade show and conference revenue in 1998. Although we believe we have a diversified portfolio of trade shows worldwide, a significant decline in the performance of COMDEX/Fall could have an adverse effect on our profits and liquidity.

Ziff-Davis Revenue Is Seasonal And This May Affect Its Quarterly Operating
Results

   Our business is seasonal. Revenue typically reaches its highest level during the fourth quarter of each calendar year. These seasonal trends materially affect our quarter-to-quarter operating results. Thus, one quarter's operating results are not indicative of what the following quarter's operating results will be. This is largely due to the timing of our single largest trade show event, COMDEX/Fall, and the general increase in publishing revenue in the fourth quarter due to increased consumer buying activity during the holiday season. We cannot assure you that COMDEX/Fall will continue to be successful or that our fourth quarter revenue will continue to be higher than revenue for our other quarters.

Ziff-Davis Has Historical Net Losses And There Is No Assurance It Will Report Net Income In The Future

   We and our predecessor have incurred significant net losses in the past and we cannot assure you that we will report net income in the future. For more information on our net losses, see Ziff-Davis's Selected Historical Consolidated Financial and Other Data and Consolidated Financial Statements appearing in the IPO Prospectus, which is incorporated by reference.

To Remain Competitive, Ziff-Davis Must Constantly Expand And Develop New Products And Services. This Is Inherently Risky And Expensive

   Our success depends in part on our ability to monitor rapidly changing technologies and market trends and offer new publications, trade shows and services, including online services, that address the needs of specific target audiences. The process of internally researching and developing new products and services and whether they will achieve market acceptance and profitability can be risky and costly. We cannot assure you that our efforts to introduce new, or assimilate acquired, publications, trade shows or services will be successful or profitable. Costs to develop new products are expensed as incurred. Accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches.

   In February 1999, we purchased ZDTV from an affiliate at a purchase price of $81.4 million plus the costs of funding its operations for January 1999. We cannot assure you that ZDTV will ultimately obtain sufficient cable carriage and commercial acceptance to be profitable.

Ziff-Davis May Be Adversely Affected By Fluctuations In Paper And Postage Costs

   ZD's principal raw material is paper. Paper costs constitute a significant expense, accounting for 15.2% of our total U.S. print publishing operating expenses in 1997 and 16.3% in 1998. Paper prices have been volatile over the past several years, rising from 1994 through 1996, declining in 1997 and remaining relatively flat in

1998. Paper prices have remained relatively stable in 1999 but management anticipates that prices may rise in 2000. We do not use forward contracts and most of our paper supply contracts, which are generally for a two-to-three year renewable term, provide for price adjustments to reflect changing market prices. Accordingly, significant increases in paper prices could adversely affect ZD's future results of operations.

   Postage for magazine distribution is also one of ZD's significant expenses, accounting for 11.3% of our total U.S. print publishing operating expenses in 1997 and 7.7% in 1998. Postage costs increase periodically and can be expected to increase in the future. We may not be able to recover, in whole or in part, paper or postage cost increases. Accordingly, significant cost increases could have a material adverse effect on our profits and liquidity.

Ziff-Davis Faces Significant Competition In Its Various Businesses And if It Is Unable To Effectively Compete, Its Profits And Liquidity Could Be Materially And Adversely Affected

   We face significant competition with respect to our print publications, trade shows and conferences and other technology information services. If we are unable to compete effectively for advertisers, readers, exhibitors and/or attendees, our profits and liquidity could be materially and adversely affected.

   In our publishing business, we principally compete for advertising and circulation revenue with publishers of other computer technology publications. We also face broad competition from media companies that produce general interest magazines and newspapers. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of sales teams. Overall competitive factors in publishing include product positioning, editorial quality, circulation, price and customer service. In our trade show and conference business, we compete with other producers of trade shows and conferences for exhibition space, exhibitors and attendees, primarily on the basis of the quality of the conference, its content and organizational efficiency.

Ziff-Davis's Principal Vendors Are Consolidating And This May Adversely Affect Its Business And Operations

   Our principal vendors include paper suppliers, printers, subscription fulfillment houses and national newsstand distributors. Each of these industries is currently experiencing consolidation among their principal participants. Such consolidation may result in:

  . decreased competition, which may lead to increased prices,

  . interruptions and delays in services provided by such vendors and

  . greater dependence on certain vendors.

   Such factors could adversely affect our results of operations. One printing company accounted for approximately 50% of our U.S. based publications' manufacturing expenditures in 1997 and 1998. While we believe there are adequate alternatives available, an interruption or delay in service from, or the loss of, this printer could have a material adverse effect.

Ziff-Davis Is Exposed To A Number Of Risks Associated With International Markets That Could Adversely Affect Its Business And Operations

   One component of our growth strategy is to further expand into international markets. There are certain risks inherent in doing business in international markets. For example:

  . the uncertainty of product acceptance by different cultures,

  . the risks of divergent business expectations,

  . difficulties in finding appropriate foreign licensees or establishing joint ventures with foreign partners,

  . difficulties in staffing and managing multinational operations,

  . currency fluctuations,

  . state-imposed restrictions on the repatriation of funds and

  . potentially adverse tax consequences.

   There can be no assurance that one or more of such factors will not have an adverse effect on our future international operations and, consequently, on our profits and liquidity.

Ziff-Davis Is A Defendant In Several Lawsuits, Which Could Materially And Adversely Affect Its Business And Operations

   In connection with the initial public offering of the ZD stock and the repricing of certain stock options, we have been named as a defendant in several lawsuits. While we believe there are substantial defenses to all of the claims, we cannot assure you that we will prevail. Defense costs and/or settlement costs relating to these actions could be substantial, and the defense of these actions may divert management's attention and resources. If the plaintiffs prevail in these actions, any judgments awarded by the courts could have a material adverse effect on our liquidity.

Ziff-Davis's Computer Systems, And Those Of Others On Whom It Relies, May Not Achieve Year 2000 Readiness

   Programming codes in existing computer systems and software may not reliably recognize date-sensitive information when the calendar year changes to 2000. Systems or software that do not properly recognize such information could generate erroneous data or fail. We are in the process of identifying and testing our computer systems and software for Year 2000 readiness. In addition, we are in the process of working with third parties on whom we rely for system and database management to ensure Year 2000 readiness. We have not verified that such third parties are Year 2000 compliant. We cannot assure you that our systems or software, or third-party systems or software on which we rely, will be Year 2000 compliant. Significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. If Ziff-Davis or any subscribers, advertisers, licensors, vendors or other third parties on whom we rely experiences a Year 2000 compliance problem, this could have a material adverse effect on our profits and liquidity.

                               ----------------

   Our logo and certain titles of our Internet sites, publications, products and services referenced in this prospectus are our trademarks. Each trade name, trademark or service mark of any other company appearing in this prospectus is the property of its owner.

                                USE OF PROCEEDS

   Ziff-Davis will not receive any proceeds from sales of ZDNet stock by the Selling Shareholders. All costs and expenses incurred in connection with the registration under the Securities Act of the offering made hereby will be paid by Ziff-Davis, other than any brokerage fees and commissions, fees and disbursements of legal counsel of the Selling Shareholders and stock transfer and other taxes attributable to the sale of the ZDNet stock, which will be paid by the Selling Shareholders.

                              SELLING SHAREHOLDERS

   This Prospectus relates to the sale by the Selling Shareholders from time to time of up to 1,180,173 shares of ZDNet stock. The offered shares were originally acquired by the Selling Shareholders in connection with the acquisition by ZD Inc. of Updates.com and SoftSeek, Inc.

   The following table provides certain information with respect to the Selling Shareholders and the number of shares of ZDNet stock currently owned.

      Name and                               Shares Owned Number of Shares Owned
      Address of                               Prior to    Shares    After the
      Selling Shareholder                    the Offering  Offered  Offering(1)
      -------------------                    ------------ --------- ------------
      Harold Lund...........................   240,292     180,219     60,073
      4 Creek Road
      Smithtown, NY 11787
      Fred Kufner...........................   101,942      76,457     25,485
      103 Laurel Drive
      Smithtown, NY 11787
      James Tyminski........................   240,292     180,219     60,073
      6 Quinzer Street
      Nesconset, NY 11767
      Paul Fitzpatrick......................   396,415     297,311     99,104
      9126 Sideroad 27
      RR 3
      Orton, Ontario, Canada L0N
      1N0
      Rosanne Falvey........................   396,415     297,311     99,104
      9126 Sideroad 27
      RR 3
      Orton, Ontario, Canada L0N
      1N0
      Alan Thomas...........................   198,208     148,656     49,552
      8500 Ridgewood Avenue,
      Suite No. 501
      Cape Canaveral, FL 32920

     --------
     (1) Shares not being offered are being held in escrow pursuant to the terms of the agreements pursuant to which Updates.com and SoftSeek, Inc. were acquired.

                              PLAN OF DISTRIBUTION

   The Selling Shareholders may sell the shares of ZDNet stock to or through one or more underwriters or dealers and also may sell the Securities directly to purchasers or through agents. The distribution of the shares of ZDNet stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   In connection with the sale of the ZDNet stock, underwriters may receive compensation from the relevant Selling Shareholder or from purchasers of the ZDNet stock for whom they may act as agents in the form of discounts, concession or commissions. Underwriters, dealers and agents that participate in the distribution of the ZDNet stock may be deemed to be underwriters and any discounts or commissions received by them from the relevant Selling Shareholder and any profit on the resale of the ZDNet stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. When a Selling Shareholder elects to make a particular offer of the ZDNet stock, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agent and any discounts, commissions and other terms constituting compensation from such Selling Shareholder and any other required information.

   Under agreements which may be entered into by the respective Selling Shareholders, underwriters, dealers and agents who participate in the distribution of the ZDNet stock may be entitled to indemnification by the applicable Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders may be entitled to indemnification by Ziff-Davis against such liabilities.

   Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for Ziff-Davis in the ordinary course of business.

                               VALIDITY OF SHARES

   The validity of the issuance of the ZDNet stock offered by this prospectus will be passed upon by Sullivan & Cromwell.

                                    EXPERTS

   The following financial statements have been so incorporated in this Prospectus and Registration Statement in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

  (I) the consolidated financial statements of Ziff-Davis Inc. as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, Ziff-Davis Inc.'s Current Report on Form 8-K dated April 2, 1999, and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999;

  (II) the combined financial statements of ZD (a division of Ziff-Davis Inc.) as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Current Report on Form 8-K dated April 2, 1999 and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999;

  (III) the combined financial statements of ZDNet (a division of Ziff-Davis Inc.) as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s, Current Report on Form 8-K dated April 2, 1999 and Ziff-Davis Inc.'s Current Report on Form 8-K dated August 4, 1999; and

  (IV) the financial statements of ZDTV, LLC as of December 31, 1997 and 1998 and for the two years in the period ended December 31, 1998 appearing in Ziff-Davis Inc.'s Current Report on Form 8-K/A dated April 20, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

   Ziff-Davis has filed a registration statement under the Securities Act that registers ZDNet stock offered by this prospectus.

   The registration statement (including the attached exhibits and schedules) that we filed with the Securities and Exchange Commission contains additional relevant information about Ziff-Davis. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this prospectus.

   In addition, we file reports, proxy statements and other information with the Commission that contain additional information required under the Exchange Act. You may read and copy this information at the following locations of the
Commission:

   Public Reference Room    New York Regional Office   Chicago Regional Office
   450 Fifth Street, N.W.   7 World Trade Center       Citicorp Center
   Room 1024                Suite 1300                 500 West Madison Street
   Washington, D.C. 20549   New York, New York 10048   Suite 1400
                                                       Chicago, Illinois
                                                    60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

   The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as Ziff-Davis, who file electronically with the Commission. The address of that site is http://www.sec.gov.

   The ZD stock and ZDNet stock are listed separately on the NYSE. You may also obtain copies of this information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information or make any representation about us or this offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

           INCORPORATION OF INFORMATION ZIFF-DAVIS FILES WITH THE SEC

   The SEC allows us to "incorporate by reference" the information Ziff-Davis files with them, which means:

  . incorporated documents are considered part of this prospectus;

  . we can disclose important information to you by referring you to those documents; and

  . information that we file with the SEC will automatically be considered to update and supersede this prospectus.

   We incorporate by reference the documents listed below, which Ziff-Davis filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  . Annual Report on Form 10-K of Ziff-Davis for the year ended December 31,
    1998;

  . Quarterly Report on Form 10-Q of Ziff-Davis for the quarter ended March
    31, 1999;

  . Current Reports on Form 8-K of Ziff-Davis filed February 19, 1999, April
    2, 1999, April 20, 1999 and July 20, 1999;

  . Description of Ziff-Davis's ZDNet Common Stock contained in Ziff-Davis's
    Registration Statement on Form S-1 (No. 333-69447) filed under the Securities Act of 1933 and incorporated in Ziff-Davis's Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description; and

  . Current Report on Form 8-K of Ziff-Davis filed August 4, 1999, containing the final Prospectus used in connection with the initial public offering of the ZDNet stock (its "IPO Prospectus").

   We also incorporate by reference all reports we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the ZDNet stock offered by this prospectus.

   Ziff-Davis will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to: Timothy C. O'Brien, Ziff-Davis Inc., 28 East 28th Street, New York, New York 10016, telephone: (212) 503-3500.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

      SEC registration fee.......................................... $ 5,926.09
      Printing fees.................................................   2,500.00
      Legal fees and expenses.......................................  20,000.00
      Accounting fees and expenses..................................   5,500.00
      Miscellaneous fees and expenses...............................   5,000.00
                                                                     ----------
        Total....................................................... $38,926.09
                                                                     ==========

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by a reason of such person being or having been a director, officer, employee or agent of the Registrant. The statute provides that the indemnification is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.
Section 6.4 of the Registrant's By-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. In addition to the protection available under the Registrant's Amended and Restated Certificate of Incorporation, By-laws and insurance policies, the Registrant has entered into agreements with its outside directors to indemnify them to the fullest extent permitted by law against losses arising from any claim against them by reason of being or having been a director.

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

Item 16. Exhibits.

 Exhibit
 Number                        Description of Exhibits
 -------                       -----------------------
 4.1     Specimen of certificate representing the Company's ZDNet Stock, par value $.01 per share (incorporated by reference to the Company's
         Registration Statement on S-1/A, File No. 333-69447)
 5.1     Opinion of Sullivan & Cromwell, counsel to the Company.
 23.1    Consent of Sullivan & Cromwell (included in Exhibit 5 above)
 23.2    Consent of PricewaterhouseCoopers LLP
 24.1    Power of Attorney (included in signature page hereto)

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 5, 1999.

                                             /s/ Eric Hippeau
                                          By:
                                             ----------------------------------
                                             Name:Eric Hippeau
                                             Title:Chairman, Chief Executive
                                             Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J. Malcolm Morris (General Counsel and Senior Vice President) and Timothy C. O'Brien (Chief Financial Officer), acting individually, as his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign the registration statement on Form S-3 of Ziff-Davis Inc., and any and all amendments thereto under the Securities Act of 1933, including any and all pre-effective and post-effective amendments, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, and hereby ratifies, approves and confirms all that his said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                            Title                   Date
                 ----                            -----                   ----

           /s/ Eric Hippeau            Chairman, Chief Executive    August 5, 1999
______________________________________  Officer, Director
             Eric Hippeau               (Principal Executive
                                        Officer)

        /s/ Timothy C. O'Brien         Chief Financial Officer,     August 5, 1999
______________________________________  Director (Principal
          Timothy C. O'Brien            Financial Officer)

          /s/ Mark D. Moyer            Controller                   August 5, 1999
______________________________________
            Mark D. Moyer

          /s/ Masayoshi Son            Director                     August 5, 1999
______________________________________
            Masayoshi Son

         /s/ Yoshitaka Kitao           Director                     August 5, 1999
______________________________________
           Yoshitaka Kitao

         /s/ Ronald D. Fisher          Director                     August 5, 1999
______________________________________
           Ronald D. Fisher


                 Name                  Title                             Date
                 ----                  -----                             ----

     /s/ Jason E. Chudnofsky           Director                     August 5, 1999
______________________________________
         Jason E. Chudnofsky

     /s/ Jonathan D. Lazarus           Director                     August 5, 1999
______________________________________
         Jonathan D. Lazarus

          /s/ Jerry Yang               Director                     August 5, 1999
______________________________________
              Jerry Yang
     /s/ Daniel L. Rosensweig          Director                     August 5, 1999
______________________________________
         Daniel L. Rosensweig

                                 EXHIBIT INDEX

 Exhibit
 Number                  Description of Exhibits
 -------                 -----------------------
   5.1   Opinion of Sullivan & Cromwell, counsel to the Company.
  23.2   Consent of PricewaterhouseCoopers LLP